U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   )


                        TBC GLOBAL NEWS NETWORK, INC.
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                                872184-10-6
                              (CUSIP Number)

                             John J. Fleming, CEO
                         TBC Global News Network, Inc.
                             1535 Blackjack Road
                           Franklin, Kentucky 42134
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                July 29, 2009
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Marty Schiff.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 100,000,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  100,000,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 100,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 28.50% (as of July 29, 2009)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

TBC Global News Network, Inc.
Common Stock, $0.001 par value
1535 Blackjack Road
Franklin, Kentucky 42134

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Marty Schiff.

(b)  1535 Blackjack Road, Franklin, Kentucky 42134.

(c)  Occupation: Director of Issuer, which is an informational news company.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 29, 2009, the Issuer issued restricted shares of common stock to Mr. Schiff in connection with the transaction described in Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 100,000,000 shares owned by Mr. Schiff under the beneficial ownership rules of the Securities and Exchange Commission. This amount represents, as of July 29, 2009, 28.50% of the outstanding common stock of the Issuer.

(b) Mr. Schiff has sole voting and dispositive power with respect to 100,000,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     100,000,000 restricted shares of common stock issued as payment for services rendered by Mr. Schiff to the Issuer as a Director, valued at $100,000 ($0.001 per share), as approved by the Issuer's board of directors.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       Marty Schiff


Date: August 5, 2009                   /s/  Marty Schiff